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EXHIBIT 99.1

FOR IMMEDIATE RELEASE (All amounts in U.S. dollars. Per share information based on diluted shares outstanding unless noted otherwise.)	Thursday, April 22, 2004

CELESTICA ANNOUNCES FIRST QUARTER
FINANCIAL RESULTS

Summary

  •
  Year-over-year revenue growth of 27% to $2,017 million

  •
  GAAP net loss $0.06 per share, adjusted net earnings $0.02 per share

  •
  Q2 revenue guidance of $2.15 to $2.35 billion, adjusted net earnings of $0.07 to $0.13

  •
  Company plans further restructuring with estimated $175-$200 million charge

TORONTO, Canada — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the first quarter ended March 31, 2004.

Revenue was $2,017 million, up 27% from $1,587 million in the first quarter of 2003. Net loss on a GAAP basis for the first quarter was $8.4 million or $(0.06) per share, which includes a pre-tax $11 million charge associated primarily with the company's previously announced restructuring activities. This compares to net earnings of $3.2 million or $0.02 per share for the same period last year.

Adjusted net earnings (loss) — defined as net earnings (loss) before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions, the cost of option expenses and other charges, net of tax — was $8.2 million or $0.02 per share for the first quarter of 2004 compared to $12.8 million or $0.04 per share for the same period last year (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release). These results compare with the company's guidance for the first quarter, announced on January 28, 2004, which was revenue of $1.75 — $1.95 billion and adjusted net loss per share of breakeven to $(0.08).

"Our top line performance in the quarter was encouraging as we saw improved end markets, better demand from our core customers, continued ramping of new programs and the addition of MSL in mid-March," said Steve Delaney, CEO, Celestica. "Earnings are beginning to reflect some operating leverage, which we expect to gain momentum and drive steady margin improvement throughout 2004. In order to accelerate improvement in profitability, we plan to further restructure our operations to better align capacity with customers' requirements. In this regard, we expect further pre-tax charges in the range of $175 — $200 million. This will represent a 10-15% reduction of the company's workforce (approximately 5,000 people) over the next 12 months."

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Acquisition of Manufacturers' Services Limited (MSL)

On March 12, 2004, the Company acquired Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in Concord, Massachusetts for a purchase price of $321 million. The purchase price was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 million in cash. In connection with the acquisition, the Company has determined that it will consolidate some of the acquired MSL facilities, including a workforce reduction. The Company has recorded a liability of approximately $35 million for this restructuring as part of the purchase price.

Outlook

For the second quarter ending June 30, 2004, the company anticipates revenue to be in the range of $2.15 to $2.35 billion and adjusted earnings per share ranging from $0.07 to $0.13. This revenue and adjusted EPS guidance reflects the benefits of new programs, continued improvement in operational efficiencies, a reduced cost structure from restructuring activities and revenue and earnings from the company's MSL acquisition.

Management will host a conference call on Thursday, April 22 at 4:30 p.m. Eastern to discuss the company's first quarter results. The conference call can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company's operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, non-cash option expenses and the related income tax effect of these adjustments. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings are not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss) below.

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About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at www.celestica.com.

The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the ability to achieve the anticipated benefits of the merger with MSL; the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the information technology and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties are discussed in the company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains any material information associated with the company's first quarter financial results ended March 31, 2004 and revenue and adjusted net earnings guidance for the second quarter ending June 30, 2004. Earnings guidance is reviewed by the company's board of directors.

Contacts:

Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Financial Summary

GAAP Financial Summary

Three months ended March 31	2003	2004	Change
Revenue	$1,587 M	$2,017 M	$430 M
Net earnings (loss)	3 M	(8) M	(11) M
Net earnings (loss) per share	$0.02	$(0.06)	$(0.08)
Cash Provided by (used in) Operations	$85 M	$(76) M	$(161) M
Cash Position at March 31	$1,763 M	$831 M	$(932) M

Adjusted Net Earnings Summary

Three months ended March 31	2003	2004	Change
Adjusted net earnings	$13 M	$8 M	$(5) M
Adjusted net EPS(1)	$0.04	$0.02	$(0.02)

Adjusted Net Earnings Calculation

Three Months
	2003	2004
GAAP net earnings (loss)	$3 M	$(8) M
Add: option expense	— M	2 M
Add: amortization of intangibles	12 M	7 M
Add: acquisition integration costs	— M	— M
Add: other charges	(1) M	11 M
Less: tax impact of above	(1) M	(4) M

Adjusted net earnings (loss)	$13 M	$8 M

(1)
For purposes of the diluted per share calculation for the three months ended March 31, 2003 and 2004, the weighted average number of shares outstanding was 230.2 million and 217.3 million, respectively. Adjusted net EPS excludes the gain on the repurchase of convertible debt.

Guidance Summary

1Q versus Actual	1Q 04 Guidance	1Q 04 Actual
Revenue	$1.75 B - $1.95 B	$2.0 B
Adjusted net EPS	$(0.08) - $0.00	$0.02

Forward Guidance(1)	2Q 04 Guidance
Revenue	$2.15 B - $2.35 B
Adjusted net EPS	$0.07 - $0.13

(1)
Guidance for the second quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of the company's restructuring activities. Additionally, the company is active in repurchasing its subordinate voting shares and retiring its debt. Since the timing and pricing of these actions are uncertain, it is difficult to predict any gains or losses on repurchases during the quarter.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)
(unaudited)

	December 31 2003	March 31 2004
Assets
Current assets:
Cash and short-term investments	$1,028.8	$831.0
Accounts receivable	771.5	931.4
Inventories	1,030.6	1,268.2
Prepaid and other assets	158.4	187.2
Deferred income taxes	40.8	43.5

	3,030.1	3,261.3
Capital assets	681.4	732.2
Goodwill from business combinations	948.0	1,200.8
Intangible assets	137.9	140.4
Other assets	339.1	349.9

	$5,136.5	$5,684.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,101.9	$1,296.7
Accrued liabilities	382.3	420.9
Income taxes payable	8.2	11.0
Deferred income taxes	21.4	21.9
Current portion of long-term debt	2.7	4.1

	1,516.5	1,754.6
Long-term debt	0.7	2.2
Accrued pension and post-employment benefits	86.0	88.3
Deferred income taxes	57.2	72.4
Other long-term liabilities	10.0	30.9

	1,670.4	1,948.4
Shareholders' equity:
Convertible debt (note 4)	603.5	609.0
Capital stock (note 5)	3,297.8	3,547.3
Warrants (note 5)	—	8.9
Contributed surplus	115.7	133.2
Deficit	(581.0)	(593.1)
Foreign currency translation adjustment	30.1	30.9

	3,466.1	3,736.2

	$5,136.5	$5,684.6

Accounting policy change (note 2(ii))
Guarantees and contingencies (note 10)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2003 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended March 31
	2003	2004
Revenue	$1,587.4	$2,016.9
Cost of sales	1,511.9	1,929.0

Gross profit	75.5	87.9
Selling, general and administrative expenses	59.7	74.5
Research and development costs	4.5	4.4
Amortization of intangible assets	12.4	7.2
Other charges (note 6)	(1.6)	10.9

Operating earnings (loss)	0.5	(9.1)
Interest on long-term debt	1.2	1.0
Interest income, net	(4.6)	—

Earnings (loss) before income taxes	3.9	(10.1)

Income taxes expense (recovery):
Current	3.7	1.8
Deferred	(3.0)	(3.5)

	0.7	(1.7)

Net earnings (loss) for the period	$3.2	$(8.4)

Deficit, beginning of period	$(294.7)	$(581.0)
Change in accounting policy (note 2(ii))	(1.3)	—

Deficit as restated, beginning of period	(296.0)	(581.0)
Net earnings (loss) for the period	3.2	(8.4)
Convertible debt accretion, net of tax	(4.0)	(3.7)
Loss on repurchase of convertible debt (note 4)	(0.1)	—

Deficit, end of period	$(296.9)	$(593.1)

Basic earnings (loss) per share (note 8)	$0.02	$(0.06)
Diluted earnings (loss) per share (note 8)	$0.02	$(0.06)
Weighted average number of shares outstanding (in millions) (note 8):
Basic	227.0	213.2
Diluted	230.2	213.2

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2003 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

	Three months ended March 31
	2003	2004
Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$3.2	$(8.4)
Items not affecting cash:
Depreciation and amortization	56.2	49.0
Deferred income taxes	(3.0)	(3.5)
Non-cash charge for option issuances	—	1.6
Restructuring charges (note 6)	—	1.2
Other charges (note 6)	(1.6)	(2.6)
Other	4.2	18.5
Changes in non-cash working capital items:
Accounts receivable	152.0	(58.3)
Inventories	(28.0)	(102.7)
Prepaid and other assets	(33.2)	(14.7)
Accounts payable and accrued liabilities	(80.0)	43.9
Income taxes payable	15.6	(0.3)

Non-cash working capital changes	26.4	(132.1)

Cash provided by (used in) operations	85.4	(76.3)

Investing:
Acquisitions, net of cash acquired	(0.5)	(33.8)
Purchase of capital assets	(18.1)	(56.4)
Proceeds from sale of capital assets	1.8	3.1
Other	(0.3)	1.5

Cash used in investing activities	(17.1)	(85.6)

Financing:
Repayment of long-term debt	(1.1)	(38.1)
Deferred financing costs	(0.2)	—
Repurchase of convertible debt (note 4)	(76.1)	—
Issuance of share capital	2.2	2.8
Repurchase of capital stock (note 5)	(81.0)	—
Other	—	(0.6)

Cash used in financing activities	(156.2)	(35.9)

Decrease in cash	(87.9)	(197.8)
Cash, beginning of period	1,851.0	1,028.8

Cash, end of period	$1,763.1	$831.0

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 9)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2003 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     Nature of business:

        The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, system assembly, testing, product assurance, supply chain management, worldwide distribution and after-market service to its customers primarily in the computing and communications industries. The Company has operations in the Americas, Europe and Asia.

        Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2003 annual consolidated financial statements.

2.     Significant accounting policies:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

        These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2004 and the results of operations and cash flows for the three months ended March 31, 2003 and 2004.

        These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2003 annual consolidated financial statements, except for the following:

(i)    Stock-based compensation and other stock-based payments:

        Effective January 1, 2003, the Company adopted the revised CICA Handbook Section 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, has recorded compensation expense. Prior to January 1, 2003, the Company accounted for its employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma earnings and per share information as if the Company had accounted for employee stock options under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma earnings and per share information.

        The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31
	2003	2004
Risk-free rate	4.3%	3.0%
Dividend yield	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70.0%	70.0%
Expected option life (in years)	3.7	4.4
Weighted average grant date fair values of options issued	$6.75	$9.82
  (a)
  Option grants after January 1, 2003 — Compensation expense for the three months ended March 31, 2004 was $1.6 (March 31, 2003 — nil) relating to the fair value of options granted after January 1, 2003.

  (b)
  2002 Options — The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended March 31
	2003	2004
Net earnings (loss) as reported	$3.2	$(8.4)
Deduct: Stock-based compensation costs using fair-value method, net of tax	(2.5)	(2.4)

Pro forma net earnings (loss)	$0.7	$(10.8)

Earnings (loss) per share:
Basic — as reported	$0.02	$(0.06)
Basic — pro forma	$0.01	$(0.07)
Diluted — as reported	$0.02	$(0.06)
Diluted — pro forma	$0.01	$(0.07)

        The Company's stock plans are described in note 9 to the 2003 annual consolidated financial statements.

(ii)   Asset retirement obligations:

        Effective January 1, 2004, the Company retroactively adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease construction, development or normal operation. This standard is effective on a retroactive basis with restatement of prior periods. As at January 1, 2003, the Company recorded a liability of $3.7 for the estimated present value of the costs of retiring leasehold improvements at the maturity of the facility leases and recorded deferred asset retirement costs of $2.4. The Company recorded a charge to the January 1, 2003 deficit of $1.3 for the cumulative impact of the standard and has increased its cost of sales for the year ended December 31, 2003 by $0.9 ($0.2 for the three months ended March 31, 2003). The facility leases expire between 2004 and 2013. The following table details the changes in the leasehold retirement liability:

January 1, 2004	$4.0
Accretion charges recorded in cost of sales	0.1
Assumed on acquisition of MSL	1.3

March 31, 2004	$5.4

        The adjustment to the leasehold assets in respect of asset retirement costs is amortized into income over the remaining life of the leases, on a straight-line basis. For the three months ended March 31, 2004, amortization expense of $0.2 was recorded in cost of sales.

3.     Acquisitions:

(i)    Business Combinations:

        On March 12, 2004, the Company acquired Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in Concord, Massachusetts. This acquisition provides the Company with an expanded customer base and service offerings, and supports the Company's strategy of diversifying its end-markets. MSL's customers come from diverse industries including industrial, commercial avionics, automotive, retail systems, medical, communications and network storage, and peripherals.

        The purchase price of $321.2 was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 in cash. The value of the shares was determined based on the average market price of the shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The fair value of the options and warrants was estimated using the Black-Scholes option pricing model assuming a risk-free rate of 1.9%, a dividend yield of 0.0%, volatility factors of 62.0% to 68.0% and a range of expected option lives, generally three years or less.

        The Company estimates the value of amortizable intellectual property to be $9.7, expected to consist of intellectual property and process technology with a useful life not exceeding five years. The Company is in the process of obtaining valuations of certain assets. As a result, the fair value allocation of the purchase price is subject to refinement. The goodwill recorded for MSL is not tax deductible. Details of the net assets acquired, at estimated fair value, are as follows:

Current assets	$271.6
Capital assets	38.5
Other long-term assets	8.5
Goodwill	252.8
Intellectual property	9.7
Other liabilities assumed	(218.9)
Long-term debt assumed	(41.0)

Net assets acquired	$321.2

Financed by:
Cash	$51.6
Issuance of shares	245.5
Issuance of options	15.2
Issuance of warrants (see note 5)	8.9

$321.2

(ii)   MSL restructuring:

        In connection with the acquisition, the Company has determined that it will consolidate some of the acquired MSL facilities, including a workforce reduction. The Company has recorded the liability for the restructuring costs as part of the purchase price.

        The planned actions include employee termination costs and lease exit costs in all geographies. The Company expects to complete the major components of the restructuring within one year from the acquisition date, with the exception of long-term lease and contractual obligations, which will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand.

        The following table details the activity through the restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$27.8	$6.7	$0.9	$35.4
Cash payments	(8.8)	—	—	(8.8)

March 31, 2004	$19.0	$6.7	$0.9	$26.6

4.     Convertible debt:

        During the first quarter of 2003, the Company paid $76.1 to repurchase Liquid Yield Option™ Notes (LYONs) with a principal amount at maturity of $153.8. There were no repurchases during the first quarter of 2004. Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See the description in note 8 to the 2003 annual consolidated financial statements. The loss on the repurchase of LYONs for the first quarter of 2003 of $0.1 was charged to deficit and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the amount relating to the principal equity component has been included in the basic and diluted per share calculations in note 8.

        At March 31, 2004, LYONs outstanding have a principal amount at maturity of $1,154.7. At March 31, 2004, the Company was pre-approved to spend up to $126.2 to repurchase additional LYONs at management's discretion.

5.     Capital stock and warrants:

        During the first quarter of 2003, the Company repurchased 6.8 million subordinate voting shares at a weighted average price of $12.01 per share. There were no repurchases during the first quarter of 2004. Through March 31, 2004, the Company has repurchased a total of 22.6 million subordinate voting shares under its Normal Course Issuer Bids.

        In connection with the MSL acquisition, the Company issued Series A and Series B warrants to replace the outstanding MSL warrants. The Series A warrants are fully vested and exercisable at any time through March 14, 2007 at an exercise price of $18.72 per share. The Series B warrants are fully vested and exercisable at any time through July 3, 2008 at an exercise price of $16.73 per share. The Company has the right to require the holders of both Series A and Series B warrants to exercise their warrants if the Company's subordinate voting shares trade for 175% of the exercise price of the warrants during a specified period.

6.     Other charges:

	Three months ended March 31
	2003	2004
2001 restructuring (a)	$—	$0.4
2002 restructuring (b)	—	2.6
2003 restructuring (c)	—	1.0
2004 restructuring (d)	—	9.5
Gain on sale of surplus land	(1.6)	(2.6)

	$(1.6)	$10.9

(a)   2001 restructuring:

        In 2001, the Company announced its restructuring plan in response to the weak end-markets. Weak end-market conditions in the computing and communications industries resulted in those customers rescheduling and cancelling orders, directly impacting the Company's operations.

        The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Cash payments	(35.4)	(13.0)	(6.8)	(55.2)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	—	32.1	—	32.1	95.9	238.9
Cash payments	—	(14.1)	—	(14.1)	—	—
Adjustments	—	7.9	—	7.9	—	7.9

December 31, 2003	$—	$25.9	$—	$25.9	$95.9	$246.8

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
December 31, 2003	$—	$25.9	$—	$25.9	$95.9	$—
Cash payments	—	(1.6)	—	(1.6)	—	—
Adjustments	—	0.4	—	0.4	—	0.4

March 31, 2004	$—	$24.7	$—	$24.7	$95.9	$0.4

        The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(b)   2002 restructuring:

        In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, the Company announced a second restructuring plan in July 2002. The weak demand for the Company's manufacturing services resulted in an accelerated move to lower cost geographies and additional restructuring in the Americas and Europe.

        These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. A total of 6,369 employees have been terminated as of March 31, 2004, as the Company executed its 2002 planned employee actions. Approximately 50 employee positions remain to be terminated as of March 31, 2004. Approximately 80% of the employee terminations were in the Americas and 20% in Europe. The majority of the employees terminated were manufacturing and plant employees. In 2003, the Company increased its employee termination costs by $7.4 due to changes in planned headcount reductions. The facility actions included closing or consolidating 9 facilities in the Americas and Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2003, the Company made an adjustment to lease and other contractual obligations of $16.2 to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas. In the first quarter of 2004, the cash payment of $16.3 for lease and other contractual obligations included cancellation fees paid for terminating certain facility leases.

        The Company recorded a non-cash charge of $194.5 to write-down certain long-lived assets (85% in Americas, 10% in Europe and 5% in Asia) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements, and machinery and equipment, the asset impairments also related to intellectual property and other intangible assets. In 2003, the Company recorded a non-cash adjustment against its capital assets of $(10.8). This recovery was primarily due to amendments of its 2002 restructuring plans in 2003, as a result of customer requirements, certain assets no longer qualified as available-for-sale and resulted in a $13.0 increase to the book value of the assets. Included in the December 31, 2002 impairment charges were charges of $17.1 related to these capital assets that were classified as available-for-sale.

        The Company had completed the major components of its 2002 restructuring plan by the end of March 31, 2004, except for certain long-term lease and other contractual obligations which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand. The Company has benefited, and expects to continue to benefit, from the 2002 restructuring plan actions through reduced depreciation, lease and labour costs in cost of sales and selling, general and administrative expenses, and reduced amortization of intangible assets.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2002	$—	$—	$—	$—	$—	$—
Provision	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(41.7)	(1.7)	(0.7)	(44.1)	—	—

December 31, 2002	87.1	50.0	7.8	144.9	194.5	383.5
Cash payments	(83.4)	(30.0)	(7.8)	(121.2)	—	—
Adjustments	7.4	16.2	2.9	26.5	(10.8)	15.7

December 31, 2003	$11.1	$36.2	$2.9	$50.2	$183.7	$399.2

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
December 31, 2003	$11.1	$36.2	$2.9	$50.2	$183.7	$—
Cash payments	(6.2)	(16.3)	0.1	(22.4)	—	—
Adjustments	2.2	(0.8)	—	1.4	1.2	2.6

March 31, 2004	$7.1	$19.1	$3.0	$29.2	$184.9	$2.6

        The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(c)   2003 restructuring:

        In January 2003, the Company announced that it will further reduce its manufacturing capacity. These restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 480 employees, primarily manufacturing and plant employees. Approximately 180 employees have been terminated as of March 31, 2004, with the balance expected to be paid out by the end of July 2004. Included in the negotiated termination costs are payments to regulatory agencies, in accordance with local labour legislation, which are expected to be paid out through 2007.

        The non-cash charge for asset impairment of $8.5 reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired and are available-for-sale, as a result of the 2003 restructuring. The capital assets were written down to their fair values.

        The Company expects to complete the major components of the 2003 restructuring plan by mid-2004. Cash outlays are funded from cash on hand. The Company expects to benefit from the 2003 restructuring plan actions through reduced depreciation and labour costs in cost of sales and selling, general and administrative expenses in 2004.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2003	$—	$—	$—	$—	$—	$—
Provision	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(28.6)	(0.3)	(1.1)	(30.0)	—	—

December 31, 2003	$32.8	$—	$—	$32.8	$8.5	$71.3

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
December 31, 2003	$32.8	$—	$—	$32.8	$8.5	$—
Cash payments	(6.9)	—	—	(6.9)	—	—
Adjustments	1.0	—	—	1.0	—	1.0

March 31, 2004	$26.9	$—	$—	$26.9	$8.5	$1.0

        The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(d)   2004 restructuring:

        In January 2004, the Company announced that it will further reduce its manufacturing capacity. These restructuring actions were focused on workforce reductions and facility consolidations in the Americas. A total of 240 employees have been terminated in the quarter. These planned actions include terminating an additional 650 employee positions by the end of 2004.

        The Company expects to complete its 2004 restructuring plan by the end of 2004 or early 2005. Cash outlays are funded from cash on hand. The Company expects to benefit from the 2004 restructuring plan actions through reduced depreciation and labour costs in cost of sales and selling, general and administrative expenses starting in the latter half of 2004.

        The following table details the activity through the accrued restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
January 1, 2004	$—	$—	$—	$—	$—	$—
Provision	9.5	—	—	9.5	—	9.5
Cash payments	(0.6)	—	—	(0.6)	—	—

March 31, 2004	$8.9	$—	$—	$8.9	$—	$9.5

        The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

        As of March 31, 2004, capital assets included $28.9 representing assets available-for-sale, primarily in land and buildings in Europe, as a result of the restructuring actions implemented by the Company. The Company has programs underway to sell these assets.

7.     Segmented information:

        The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest, amortization of intangible assets, integration costs related to acquisitions, other charges, non-cash option expense and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

	Three months ended March 31
	2003	2004
Revenue
Americas	$769.3	$861.5
Europe	336.4	429.4
Asia	525.6	802.2
Elimination of inter-segment revenue	(43.9)	(76.2)

	$1,587.4	$2,016.9

	Three months ended March 31
	2003	2004
EBIAT
Americas	$15.4	$(5.9)
Europe	(25.4)	(5.0)
Asia	21.3	21.5

	11.3	10.6
Interest, net	3.4	(1.0)
Amortization of intangible assets	(12.4)	(7.2)
Non-cash option expense	—	(1.6)
Other charges (note 6)	1.6	(10.9)

Earnings (loss) before income taxes	$3.9	$(10.1)

	As at March 31
	2003	2004
Total assets
Americas	$2,624.1	$2,278.1
Europe	1,056.1	1,163.2
Asia	1,917.5	2,243.3

	$5,597.7	$5,684.6

Goodwill
Americas	$115.7	$241.2
Europe	—	76.0
Asia	832.3	883.6

	$948.0	$1,200.8

8.     Weighted average shares outstanding and per share calculations:

        The following table sets forth the calculation of basic and diluted per share:

	Three months ended March 31
	2003	2004
Numerator:
Net earnings (loss)	$3.2	$(8.4)
Convertible debt accretion, net of tax	(4.0)	(3.7)
Gain on repurchase of convertible debt, net of tax (note 4)	5.7	—

Earnings (loss) available to common shareholders	$4.9	$(12.1)
Denominator (in millions):
Weighted average shares — basic	227.0	213.2
Effect of dilutive securities:
Employee stock options and warrants(1)	3.2	—
Convertible debt(1)	—	—

Weighted average shares — diluted	230.2	213.2
Earnings (loss) per share:
Basic	$0.02	$(0.06)
Diluted	$0.02	$(0.06)

(1)
Excludes the effect of all options, warrants and convertible debt as they are anti-dilutive due to the loss reported in the period.

9.     Supplemental cash flow information:

	Three months ended March 31
	2003	2004
Paid during the period:
Interest	$1.8	$2.0
Taxes	$(2.1)	$1.9
Non-cash financing activities:
Convertible debt accretion, net of tax	$4.0	$3.7
Shares issued for acquisition of MSL	$—	$245.5
Options issued for acquisition of MSL	$—	$15.2
Warrants issued for acquisition of MSL	$—	$8.9

10.   Guarantees and contingencies:

        Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At March 31, 2004, these liabilities, including guarantees of employee share purchase loans, amounted to $60.9 (December 31, 2003 — $55.9).

        In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these types of indemnifications.

        In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

11.   Comparative information:

        The Company has reclassified certain prior period information to conform to the current period's presentation.

12.   Subsequent events:

        In April 2004, the Company paid approximately $11 in cash to acquire certain assets located in the Philippines from NEC Corporation.

        In April 2004, the Company announced that it will incur an additional pre-tax restructuring charge of between $175 and $200, to be recorded over the next 12 months, of which approximately 75% will be cash costs.

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CELESTICA ANNOUNCES FIRST QUARTER FINANCIAL RESULTS
Summary
Financial Summary
CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (in millions of U.S. dollars, except per share amounts) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts) (unaudited)